Exhibit 99.1

Wrightbus Selects Ballard's FCmove®-SC Engine to Power Its Next-Generation Hydrogen Bus Platform

VANCOUVER, BC and LONDON, May 6, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that Wrightbus (https://wrightbus.com/), a leading UK-based bus manufacturer and long-standing Ballard partner, has formally nominated Ballard as the fuel cell supplier for its next-generation StreetDeck Hydroliner Gen 3.0 hydrogen bus platform.

This nomination covers the integration of Ballard's FCmove®-SC hydrogen fuel cell engine--Ballard's newest, high-efficiency platform launched in late 2025--into Wrightbus' Gen 3.0 double-decker FCEV bus, with series production scheduled to begin in 2027.

The FCmove®-SC engine delivers higher efficiency, extended durability, and a simplified system architecture designed to reduce total cost of ownership (TCO) for transit operators. These improvements are particularly impactful for long-range, high-utilization duty cycles where hydrogen fuel cell buses offer operational advantages over battery-electric alternatives.

"Wrightbus' nomination of Ballard for the StreetDeck Hydroliner Gen 3.0 platform represents a major milestone for our next-generation FCmove®-SC engine," said Oben Uluc, Vice President, Sales & Marketing at Ballard. "This decision reflects our decades-long collaboration and Wrightbus' confidence in Ballard's ability to deliver performance, reliability, and lifecycle economics at scale. The FCmove®-SC was made for the mature bus market, and OEM nominations like this validate the value proposition for customers."

"Our Gen 3.0 hydrogen bus has been in development for some time, ready for launch next year, and we are looking for partners who can help generate greater efficiency, improved lifecycle economics, and robust performance for demanding transit operations. Our next generation hydrogen bus is all about creating a TCO that is comparable to battery-electric and there are plenty of examples where electric doesn't provide the range needed for efficient daily operation or where the cost of infrastructure is prohibitive," said Wrightbus' Chief Procurement Officer Paul King.

Mr. King concluded, "We are delighted to be able to extend our partnership with Ballard, using their next generation fuel cells, as we accelerate the rollout of hydrogen mobility across our key markets."

Today, Ballard-powered fleets have grown to more than 2,200 fuel cell buses worldwide, collectively logging over 300 million kilometers with 98% availability and zero reported safety incidents. Through Ballard Fleet Services, including training, technical support, parts supply, operational monitoring, digital insights, and ongoing stack servicing, Ballard and its customers unlock additional value that strengthens fleet performance and supports long-term operational success.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

About Wrightbus
Wrightbus is a UK-based leader in zero-emission transportation, recognized for pioneering the world's first hydrogen-powered double-deck bus and advancing next-generation battery-electric and hydrogen mobility solutions. With a legacy of innovation dating back to 1946, Wrightbus designs and manufactures high-efficiency buses that support global transit agencies in reducing emissions and modernizing fleets. The company's commitment to engineering excellence and sustainable transport continues to shape the future of clean mobility across the UK, Europe, and international markets.

This release contains forward-looking statements concerning product attributes and benefits to customers, anticipated product deliveries and customer deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information
Sumit Kundu – Investor Relations, +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 21:30e 06-MAY-26